# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klaviyo, Inc., CIK 0001835830
CUSIP: 49845K101
Title of class of securities: Series A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 125 SUMMER STREET, FLOOR 6, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-254194
Filed by CIK 0000830588

## Reporting persons
- Summit Partners Growth Equity Fund IX-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,130,130; sole dispositive power 0; shared dispositive power 24,130,130; aggregate amount beneficially owned 24,130,130 (20.17% of the class)
  Comment: Represents 24,130,130 shares of Series A Common Stock ("Series A Shares") issuable in respect of 24,130,130 shares of Series B Common Stock ("Series B Shares"). Calculated based upon 78,803,963 Series A Shares outstanding as of October 31, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on September 30, 2024, as increased by an aggregate of 40,827,778 Series A Shares issuable in respect of the 40,827,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Partners Growth Equity Fund IX-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,066,515; sole dispositive power 0; shared dispositive power 15,066,515; aggregate amount beneficially owned 15,066,515 (12.59% of the class)
  Comment: Represents 15,066,515 Series A Shares issuable in respect of 15,066,515 Series B Shares. Calculated based upon 78,803,963 Series A Shares outstanding as of October 31, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on September 30, 2024, as increased by an aggregate of 40,827,778 Series A Shares issuable in respect of the 40,827,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Partners Co-Invest (Kiwi), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,487,851; sole dispositive power 0; shared dispositive power 1,487,851; aggregate amount beneficially owned 1,487,851 (1.24% of the class)
  Comment: Represents 1,487,851 Series A Shares issuable in respect of 1,487,851 Series B Shares. Calculated based upon 78,803,963 Series A Shares outstanding as of October 31, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on September 30, 2024, as increased by an aggregate of 40,827,778 Series A Shares issuable in respect of the 40,827,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Investors GE IX/VC IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 126,822; sole dispositive power 0; shared dispositive power 126,822; aggregate amount beneficially owned 126,822 (0.11% of the class)
  Comment: Represents 126,822 Series A Shares issuable in respect of 126,822 Series B Shares. Calculated based upon 78,803,963 Series A Shares outstanding as of October 31, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on September 30, 2024, as increased by an aggregate of 40,827,778 Series A Shares issuable in respect of the 40,827,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Investors GE IX/VC IV (UK), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,460; sole dispositive power 0; shared dispositive power 16,460; aggregate amount beneficially owned 16,460 (0.01% of the class)
  Comment: Represents 16,460 Series A Shares issuable in respect of 16,460 Series B Shares. Calculated based upon 78,803,963 Series A Shares outstanding as of October 31, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on September 30, 2024, as increased by an aggregate of 40,827,778 Series A Shares issuable in respect of the 40,827,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 40,827,778; sole dispositive power 0; shared dispositive power 40,827,778; aggregate amount beneficially owned 40,827,778 (34.13% of the class)
  Comment: Represents 40,827,778 Series A Shares issuable in respect of 40,827,778 Series B Shares. Calculated based upon 78,803,963 Series A Shares outstanding as of October 31, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on September 30, 2024, as increased by an aggregate of 40,827,778 Series A Shares issuable in respect of the 40,827,778 Series B Shares held by the Summit Holders (as defined in Item 2).

## Item 1. Issuer
Name of issuer: Klaviyo, Inc.
Address of issuer's principal executive offices: 125 Summer Street, Floor 6, Boston, MA 02110

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Summit Partners Growth Equity Fund IX-A, L.P. ("Fund IX-A")
(ii) Summit Partners Growth Equity Fund IX-B, L.P. ("Fund IX-B")
(iii) Summit Partners Co-Invest (Kiwi), L.P. ("Kiwi Co-Invest Fund")
(iv) Summit Investors GE IX/VC IV, LLC ("Fund IX/VC IV")
(v) Summit Investors GE IX/VC IV (UK), L.P. ("Fund IX/VC IV (UK)," and together with each of the foregoing, the "Summit Holders")
(vi) Summit Partners, L.P.
Address of principal business office or, if none, residence:
222 Berkeley Street, 18th Floor
Boston, MA 02116
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities are held by Fund IX-A (24,130,130 Series A Shares issuable in respect of 24,130,130 Series B Shares), Fund IX-B (15,066,515 Series A Shares issuable in respect of 15,066,515 Series B Shares), Kiwi Co-Invest Fund (1,487,851 Series A Shares issuable in respect of 1,487,851 Series B Shares), Fund IX/VC IV (126,822 Series A Shares issuable in respect of 126,822 Series B Shares), and Fund IX/VC IV (UK) (16,460 Series A Shares issuable in respect of 16,460 Series B Shares). Summit Partners, L.P. is the manager of Summit Partners GE IX, LLC, which is the general partner of Summit Partners GE IX, LP, which is the general partner of Fund IX-A and Fund IX-B. Summit Partners, L.P. is the managing member of Summit Partners Co-Invest Kiwi GP, LLC, which is the general partner of Kiwi Co-Invest Fund. Summit Master Company, LLC is the general partner of Summit Partners, L.P., which is the manager of Summit Investors Management, LLC, which is the manager of Fund IX/VC/IV and the general partner of Fund IX/VC IV (UK). Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated voting and investment decisions with respect to the Series B Shares held by Fund IX/VC IV and Fund IX/VC IV (UK) to Summit Partners, L.P.

The investment committee of Summit Partners, L.P. is currently composed of Peter Chung, Scott Collins and Peter Rottier, who may be deemed to have voting and dispositive authority over, and therefore beneficial ownership of, the reported securities. Each of the foregoing entities, Mr, Chung, Mr. Collins, and Mr. Rottier disclaims beneficial ownership of the reported securities (except to the extent such securities are directly held by such entity). The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.
Percent of class: See responses to Item 11 on each cover page
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Summit Partners Growth Equity Fund IX-A, L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (02/07/2025)
- Summit Partners Growth Equity Fund IX-B, L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (02/07/2025)
- Summit Partners Co-Invest (Kiwi), L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (02/07/2025)
- Summit Investors GE IX/VC IV, LLC: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (02/07/2025)
- Summit Investors GE IX/VC IV (UK), L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (02/07/2025)
- Summit Partners, L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (02/07/2025)
Comment: EXHIBIT LIST
Exhibit A
Joint Filing Agreement, dated as of January 31, 2024, incorporated by reference to the Schedule 13G filed by the Reporting Persons on January 31, 2024

Exhibit B
Powers of Attorney, incorporated herein by reference to of the statement on Schedule 13G filed by the Reporting Persons on January 31, 2024